February 12, 2025

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust III, File No. 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the “Trust”), we hereby submit, via electronic filing, a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement relates to a special meeting of the Trust’s shareholders to consider the approval of a new investment advisory agreement with Boyd Watterson Asset Management LLC as the investment adviser to Boyd Watterson Limited Duration Enhanced Income Fund as a result of a change of control.

If you have any questions or comments related to this filing, please contact me at (614) 469-3217.

Very truly yours,

/s/ Philip Sineneng

Philip Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614. 469.3217 D